Exhibit 99.1

SEMILUX INTERNATIONAL Ltd.

INDIVIDUAL BALANCE SHEETS

JUNE 30, 2024, DECEMBER 31, 2023 AND JUNE 30, 2023

(Expressed in thousands of New Taiwan dollars)

			June 30, 2024		December 31, 2023		June 30, 2023
	Assets	Notes	AMOUNT	%	AMOUNT	%	AMOUNT	%
	Current assets
1100	Cash and cash equivalents	6(1)	$150,108	36	$202,465	45	$255,390	51
1136	Current financial assets at amortised cost	6(2) and 8	97,350	23	92,115	21	93,420	19
1170	Accounts receivable, net	6(3)	4,714	1	5,522	1	4,194	1
1220	Current tax assets		2,082	1	1,794	-	1,052	-
130X	Inventories	6(4)	38,120	9	45,275	10	58,713	12
1410	Prepayments		3,407	1	4,892	1	3,897	1
1470	Other current assets	6(5)	46,536	11	29,455	7	268	-
11XX	Current Assets		342,317	82	381,518	85	416,934	84
	Non-current assets
1600	Property, plant and equipment	6(6)	48,264	11	47,996	11	54,922	11
1755	Right-of-use assets	6(8)	9,024	2	7,474	2	12,449	3
1840	Deferred income tax assets	6(22)	7,280	2	4,820	1	3,674	1
1900	Other non-current assets	6(7)	11,183	3	7,007	1	7,014	1
15XX	Non-current assets		75,751	18	67,297	15	78,059	16
1XXX	Total assets		$418,068	100	$448,815	100	$494,993	100

(Continued)

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SEMILUX INTERNATIONAL Ltd.

INDIVIDUAL BALANCE SHEETS

JUNE 30, 2024, DECEMBER 31, 2023 AND JUNE 30, 2023

(Expressed in thousands of New Taiwan dollars)

			June 30, 2024		December 31, 2023		June 30, 2023
	Liabilities and Equity	Notes	AMOUNT	%	AMOUNT	%	AMOUNT	%
	Current liabilities
2100	Short-term borrowings	6(9) and 8	$90,000	21	$90,000	20	$90,000	18
2130	Current contract liabilities	6(15)	177	-	99	-	-	-
2170	Accounts payable		346	-	29	-	428	-
2200	Other payables		11,561	3	11,069	2	8,667	2
2220	Other payables to related parties	7(2)	2,487	1	-	-	-	-
2280	Current lease liabilities	6(8)	5,562	1	7,003	2	8,875	2
2320	Long-term liabilities, current portion	6(10)	10,910	3	13,785	3	19,817	4
2399	Other current liabilities, others		551	-	545	-	501	-
21XX	Current Liabilities		121,594	29	122,530	27	128,288	26
	Non-current liabilities
2540	Long-term borrowings	6(10) and 8	36,983	9	36,688	8	37,673	8
2570	Deferred income tax liabilities	6(22)	3,645	1	1,299	1	2,424	-
2580	Non-current lease liabilities	6(8)	3,259	1	-	-	3,208	1
25XX	Non-current liabilities		43,887	11	37,987	9	43,305	9
2XXX	Total Liabilities		165,481	40	160,517	36	171,593	35
	Equity attributable to owners of parent
	Share capital	6(12)
3110	Share capital - common stock		281,510	67	281,510	63	281,510	57
	Capital surplus	6(13)
3200	Capital surplus		46,365	11	46,365	10	46,365	9
	Retained earnings	6(14)
3310	Legal reserve		13,956	3	13,956	3	13,956	3
3350	Accumulated deficit		(89,244)	(21)	(53,533)	(12)	(18,431)	(4)
3XXX	Total equity		252,587	60	288,298	64	323,400	65
	Significant Contingent Liabilities and Unrecognised Contract Commitments	9
	Significant Events after the Balance Sheet Date	11
3X2X	Total liabilities and equity		$418,068	100	$448,815	100	$494,993	100

The accompanying notes are an integral part of these individual financial statements.

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SEMILUX INTERNATIONAL Ltd.

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME
SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of New Taiwan dollars, except for losses per share)

			Six months ended June 30
			2024		2023
	Items	Notes	AMOUNT	%	AMOUNT	%
4000	Sales revenue	6(15)	$16,226	100	$15,262	100
5000	Operating costs	6(4)(20)(21)	(28,428)	(175)	(15,608)	(102)
5900	Net operating margin		(12,202)	(75)	(346)	(2)
	Operating expenses	6(20)(21)
6100	Selling expenses		(6,337)	(39)	(4,520)	(30)
6200	General and administrative expenses		(19,251)	(119)	(16,379)	(107)
6300	Research and development expenses		(17,586)	(108)	(11,535)	(76)
6450	Impairment gain and reversal of impairment loss	12(2)	-	-	267	2
6000	Total operating expenses		(43,174)	(266)	(32,167)	(211)
6900	Operating loss		(55,376)	(341)	(32,513)	(213)
	Non-operating income and expenses
7100	Interest income	6(16)	6,233	38	7,316	48
7010	Other income	6(17)	468	3	330	2
7020	Other gains and losses	6(18)	14,330	88	3,731	25
7050	Finance costs	6(19)	(1,480)	(9)	(1,666)	(11)
7000	Total non-operating income and expenses		19,551	120	9,711	64
7900	Loss before income tax		(35,825)	(221)	(22,802)	(149)
7950	Income tax benefit	6(22)	114	1	304	2
8200	Loss for the period		$(35,711)	(220)	$(22,498)	(147)
8300	Total other comprehensive income for the period		$-	-	$-	-
8500	Total comprehensive loss for the period		$(35,711)	(220)	$(22,498)	(147)

	Basic losses per share	6(23)
9750	Total basic losses per share		$(1.27)		$(0.80)
	Diluted losses per share	6(23)
9850	Total diluted losses per share		$(1.27)		$(0.80)

The accompanying notes are an integral part of these individual financial statements.

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SEMILUX INTERNATIONAL Ltd.

INDIVIDUAL STATEMENTS OF CHANGES IN EQUITY
SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

				Retained Earnings
	Notes	Share capital - common stock	Capital surplus, additional paid-in capital	Legal reserve	Unappropriated retained earnings (accumulated deficit)	Total equity
Six months ended June 30, 2023
Balance at January 1, 2023		$281,510	$46,365	$13,504	$4,519	$345,898
Loss for the period		-	-	-	(22,498)	(22,498)
Other comprehensive income		-	-	-	-	-
Total comprehensive loss		-	-	-	(22,498)	(22,498)
Appropriation and distribution of retained earnings:	6(14)
Legal reserve		-	-	452	(452)	-
Balance at June 30, 2023		$281,510	$46,365	$13,956	$(18,431)	$323,400
Six months ended June 30, 2024
Balance at January 1, 2024		$281,510	$46,365	$13,956	$(53,533)	$288,298
Loss for the period		-	-	-	(35,711)	(35,711)
Other comprehensive income		-	-	-	-	-
Total comprehensive loss		-	-	-	(35,711)	(35,711)
Balance at June 30, 2024		$281,510	$46,365	$13,956	$(89,244)	$252,587

The accompanying notes are an integral part of these individual financial statements.

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SEMILUX INTERNATIONAL Ltd.
INDIVIDUAL STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of New Taiwan dollars)

		Six months ended June 30
	Notes	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(35,825)	$(22,802)
Adjustments
Adjustments to reconcile profit (loss)
Depreciation expense - property, plant and equipment	6(20)	13,179	12,180
Expected credit impairment gain	12(2)	-	(267)
Interest expense	6(19)	1,480	1,666
Interest income	6(16)	(6,233)	(7,316)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at amortised cost		(5,235)	31,263
Accounts receivable		808	2,480
Inventories		7,155	(21,945)
Prepayments		1,485	3,901
Other receivables		(21)	1,840
Other current assets		(17,060)	(137)
Other non - current assets		-	10
Changes in operating liabilities
Current contract liabilities		78	-
Accounts payable		317	(812)
Other payables		323	(7,194)
Other payables to related parties		2,487	-
Other current liabilities		6	36
Cash outflow generated from operations		(37,056)	(7,097)
Interest received		6,233	7,316
Interest paid		(1,397)	(1,471)
Income tax paid		(288)	(718)
Net cash flows used in operating activities		(32,508)	(1,970)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	6(24)	(12,301)	(7,104)
Decrease (increase) in guarantee deposits received		20	(69)
Net cash flows used in investing activities		(12,281)	(7,173)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	6(25)	8,000	8,000
Decrease in short-term loans	6(25)	(8,000)	(26,370)
Payments of lease liabilities	6(25)	(4,988)	(5,160)
Repayments of long-term debt	6(25)	(2,580)	(11,277)
Net cash flows used in financing activities		(7,568)	(34,807)
Net decrease in cash and cash equivalents		(52,357)	(43,950)
Cash and cash equivalents at beginning of period		202,465	299,340
Cash and cash equivalents at end of period		$150,108	$255,390

The accompanying notes are an integral part of these individual financial statements.

~5~

SEMILUX INTERNATIONAL Ltd.
NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(Expressed in thousands of New Taiwan dollars, except as otherwise indicated)

1.	History and Organization

Semilux International Ltd. (the “Company”) is primarily engaged in the development, manufacture and sales of laser module and its components.

2.	The Date of Authorisation for Issuance of the Financial Statements and Procedures for Authorisation

These individual financial statements were reported to the Board of Directors on October 30, 2024.

3.	Application of New Standards, Amendments and Interpretations

(1)	Effect of the adoption of new issuances of or amendments to International Financial Reporting Standards (“IFRS®”) Accounting Standards that came into effect as endorsed by the Financial Supervisory Commission (“FSC”)

New standards, interpretations and amendments endorsed by FSC and became effective from 2024 are as follows:

Effective date by
International Accounting
New Standards, Interpretations and Amendments	Standards Board
Amendments to IFRS 16, ‘Lease liability in a sale and leaseback’	January 1, 2024
Amendments to IAS 1, ‘Classification of liabilities as current or non-current’	January 1, 2024
Amendments to IAS 1, ‘Non-current liabilities with covenants’	January 1, 2024
Amendments to IAS 7 and IFRS 7, ‘Supplier finance arrangements’	January 1, 2024

The above standards and interpretations have no significant impact to the Company’s financial condition and financial performance based on the Company’s assessment.

(2)	Effect of new issuances of or amendments to IFRS Accounting Standards as endorsed by the FSC but not yet adopted by the Company

New standards, interpretations and amendments endorsed by the FSC effective from 2025 are as follows:

Effective date by
International Accounting
New Standards, Interpretations and Amendments	Standards Board
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025

The above standards and interpretations have no significant impact to the Company’s financial condition and financial performance based on the Company’s assessment.

~6~

(3)	IFRS Accounting Standards issued by IASB but not yet endorsed by the FSC

New standards, interpretations and amendments issued by IASB but not yet included in the IFRS Accounting Standards as endorsed by the FSC are as follows:

Effective date by
International Accounting
New Standards, Interpretations and Amendments	Standards Board
Amendments to IFRS 9 and IFRS 7, ‘Amendments to the classification and measurement of financial Instruments’	January 1, 2026
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by International Accounting Standards Board
IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendments to IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendment to IFRS 17, ‘Initial application of IFRS 17 and IFRS 9 – comparative information’	January 1, 2023
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027
IFRS 19, ‘Subsidiaries without public accountability: disclosures’	January 1, 2027
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026

Except for the following, the above standards and interpretations have no significant impact to the Company’s financial condition and financial performance based on the Company’s assessment.

IFRS 18, ‘Presentation and disclosure in financial statements’ replaces IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes.

4.	Summary of Material Accounting Policies

The principal accounting policies adopted are consistent with Note 4 in the individual financial statements for the year ended December 31, 2023, except for the compliance statement, basis of preparation, basis of consolidation and additional policies as set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(1)	Compliance statement

The individual financial statements have been prepared in accordance with the “Business Entity Accounting Act” and the International Accounting Standard 34, ‘Interim financial reporting’ that came into effect as endorsed by the FSC.

~7~

(2)	Basis of preparation

A.	The individual financial statements have been prepared under the historical cost convention.

B.	The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

(3)	Employee benefits

Pension cost for the interim period is calculated on a year-to-date basis by using the pension cost rate derived from the actuarial valuation at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events. Also, the related information is disclosed accordingly.

(4)	Income tax

The interim period income tax expense is recognised based on the estimated average annual effective income tax rate expected for the full financial year applied to the pretax income of the interim period, and the related information is disclosed accordingly.

5.	Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty

There have been no significant changes as of June 30, 2024. Please refer to Note 5 in the individual financial statements for the year ended December 31, 2023.

6.	Details of Significant Accounts

(1)	Cash and cash equivalents

	June 30, 2024	December 31, 2023	June 30, 2023
Cash on hand and revolving funds	$242	$280	$242
Checking accounts and demand deposits	20,066	33,307	35,300
Time deposits	129,800	168,878	219,848
	$150,108	$202,465	$255,390

A.	The Company transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

B.	On June 30, 2024, December 31, 2023 and June 30, 2023, the Company had restricted cash and cash equivalents due to short-term borrowings classified as “financial assets at amortised cost”, please refer to Notes 6(2) and 8 for details.

C.	The Company has no cash and cash equivalents pledged to others.

~8~

(2)	Financial assets at amortised cost

Items	June 30, 2024	December 31, 2023	June 30, 2023
Current items:
Restricted deposit	$97,350	$92,115	$93,420

A.	Amounts recognised in profit or loss in relation to financial assets at amortised cost are listed below:

	Six months ended	Six months ended
	June 30, 2024	June 30, 2023
Interest income	$2,480	1,033

B.	As at June 30, 2024, December 31, 2023 and June 30, 2023, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortised cost held by the Company is the amount of the financial assets at amortised cost.

C.	Details of the Company’s financial assets at amortised cost pledged to others as collateral are provided in Note 8.

D.	Information relating to credit risk of financial assets at amortised cost is provided in Note 12(2).

(3)	Notes and accounts receivable

	June 30, 2024	December 31, 2023	June 30, 2023
Accounts receivable	$4,722	$5,530	$4,203

Less: Allowance for uncollectible accounts	(8)	(8)	(9)
	$4,714	$5,522	$4,194

A.	The ageing analysis of accounts receivable and notes receivable that were past due but not impaired is as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
	Accounts receivable	Accounts receivable	Accounts receivable
Not past due	$3,882	$5,055	$4,049
Up to 30 days	731	288	140
31 to 90 days	101	179	6
91 to 180 days	-	-	8
181 to 270 days	-	-	-
271 to 360 days	-	-	-
Over 361 days	8	8	-
	$4,722	$5,530	$4,203

The above ageing analysis was based on past due date.

~9~

B.	As of June 30, 2024, December 31, 2023 and June 30, 2023 and January 1, 2023, the balances of receivables from contracts with customers amounted to $4,714, $5,522, $4,194, and $6,407, respectively.

C.	As of June 30, 2024, December 31, 2023 and June 30, 2023, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Company’s accounts receivable was the amount of the Company’s accounts receivable.

D.	The Company did not hold any collateral as security.

E.	Information relating to credit risk of accounts receivable and notes receivable is provided in Note 12(2).

(4)	Inventories

	June 30, 2024
	Cost	Allowance for valuation loss	Book value
Raw materials	$8,500	$(4,725)	$3,775
Work in progress	19,148	(11,906)	7,242
Finished goods	46,872	(19,769)	27,103
	$74,520	$(36,400)	$38,120

	December 31, 2023
	Cost	Allowance for valuation loss	Book value
Raw materials	$9,119	$(1,292)	$7,827
Work in progress	21,542	(5,010)	16,532
Finished goods	38,712	(17,796)	20,916
	$69,373	$(24,098)	$45,275

	June 30, 2023
	Cost	Allowance for valuation loss	Book value
Raw materials	$9,685	$(928)	$8,757
Work in progress	19,714	(4,194)	15,520
Finished goods	47,473	(13,037)	34,436
	$76,872	$(18,159)	$58,713

~10~

The cost of inventories recognized as expense for the period:

	Six months ended June 30,	Six months ended June 30,
	2024	2023
Cost of goods sold	$14,090	$10,541
Loss on decline in market	12,302	5,067
Unallocated overheads	2,036	-
	$28,428	$15,608

(5)	Other current assets

	June 30, 2024	December 31, 2023	June 30, 2023
Payment on behalf of others	$46,172	$29,122	$-
Others	364	333	268
	$46,536	$29,455	$268

(6)	Property, plant and equipment

Six months ended June 30, 2024
Cost	Opening balance	Additions	Reductions	Ending balance
Machinery	$91,594	$3,880	$(160)	$95,314
Others	7,829	4,404	(1,069)	11,164
	$99,423	$8,284	$(1,229)	$106,478
Accumulated depreciation
Machinery	$(47,185)	$(7,202)	$160	$(54,227)
Others	(4,242)	(814)	1,069	(3,987)
	$(51,427)	$(8,016)	$1,229	$(58,214)
	$47,996			$48,264

Six months ended June 30, 2023
Cost	Opening balance	Additions	Reductions	Ending balance
Machinery	$106,944	$6,748	$-	$113,692
Others	31,559	502	-	32,061
	$138,503	$7,250	$-	$145,753
Accumulated depreciation
Machinery	$(57,437)	$(5,938)	$-	$(63,375)
Others	(26,190)	(1,266)	-	(27,456)
	$(83,627)	$(7,204)	$-	$(90,831)
	$54,876			$54,922

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(7)	Other non-current assets

	June 30, 2024	December 31, 2023	June 30, 2023
Prepayments for equipment	$5,418	$1,222	$1,222
Refundable deposit	5,765	5,785	5,785
Others	-	-	7
	$11,183	$7,007	$7,014

(8)	Leasing arrangements – lessor

A.	The Company leases various assets including land, buildings, machinery and equipment, business vehicle. Rental contracts are typically made for periods of 2 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

B.	The carrying amount of right-of-use assets and the depreciation charge are as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
	Carrying amount	Carrying amount	Carrying amount
Buildings	$6,822	$6,814	$10,676
Transportation equipment (Business vehicles)	2,202	660	1,773
	$9,024	$7,474	$12,449

	Six months ended	Six months ended
	June 30, 2024	June 30, 2023
	Depreciation charge	Depreciation charge
Buildings	$4,218	$3,862
Transportation equipment (Business vehicles)	945	1,114
	$5,163	$4,976

C.	For the six months ended June 30, 2024 and 2023, the additions to right-of-use assets were $6,713 and $11,246, respectively.

D.	The information on profit and loss accounts relating to lease contracts is as follows:

	2024	2023
Items affecting profit or loss
Interest expense on lease liabilities	$93	$124

E.	For the six months ended June 30, 2024 and 2023, the Company’s total cash outflow for leases were $5,081 and $5,284, respectively.

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(9)	Short-term borrowings

Type of borrowings	June 30, 2024	Interest rate range	Collateral
Bank borrowings
Secured borrowings	$90,000	1.94%~2.55%	Time deposits, Credit Guarantee Fund

Type of borrowings	December 31, 2023	Interest rate range	Collateral
Bank borrowings
Secured borrowings	$90,000	1.81%~2.43%	Time deposits, Credit Guarantee Fund

Type of borrowings	June 30, 2023	Interest rate range	Collateral
Bank borrowings
Secured borrowings	$82,000	1.85%	Time deposits
Unsecured borrowings	8,000	2.43%
	$90,000

Short-term borrowings collateral is provided in Note 8.

(10)	Long-term borrowings

Type of borrowings	Borrowing period and repayment term	Interest rate range	Collateral	June 30, 2024
Long-term bank borrowings
Secured borrowings	Borrowing period is from December 5, 2022 to December 5, 2027; interest is repayable monthly.	2.28%	(Note 2)	$11,060
Unsecured borrowings	Borrowing period is from August 21, 2020 to October 18, 2028; interest is repayable monthly.	2.13%~2.22%	(Note 1)	36,833
				47,893
Less: Current portion				(10,910)
				$36,983

Type of borrowings	Borrowing period and repayment term	Interest rate range	Collateral	December 31, 2023
Long-term bank borrowings
Secured borrowings	Borrowing period is from December 5, 2022 to December 5, 2027; interest is repayable monthly.	2.15%	(Note 2)	$12,640
Unsecured borrowings	Borrowing period is from August 21, 2020 to October 18, 2028; interest is repayable monthly.	1.81%~2.10%	(Note 1)	37,833
				50,473
Less: Current portion				(13,785)
				$36,688

~13~

Type of borrowings	Borrowing period and repayment term	Interest rate range	Collateral	June 30, 2023
Long-term bank borrowings
Secured borrowings	Borrowing period is from December 5, 2022 to December 5, 2027; interest is repayable monthly.	2.15%	(Note 2)	$14,220
Unsecured borrowings	Borrowing period is from August 21, 2020 to June 29, 2026; interest is repayable monthly.	2.00%~2.20%	(Note 1)	43,270
				57,490
Less: Current portion				(19,817)
				$37,673

Note 1:	The mentioned borrowings are guaranteed by the Small & Medium Enterprise Credit Guarantee Fund of Taiwan.

Note 2:	Long-term borrowings collateral is provided in Note 8.

(11)	Pensions

A.	Effective July 1, 2005, the Company has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment.

B.	The pension costs under defined contribution pension plans of the Company for the six months ended June 30, 2024 and 2023 were $1,224 and $1,025, respectively.

(12)	Share capital

As of June 30, 2024, the Company’s authorized capital was $1,000,000 thousand, consisting of 1,000 thousand shares of ordinary stock, and the paid-in capital was $281,510 with a par value of $10 (in dollars) per share.

Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2024	2023
At June 30	$28,151	$28,151

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(13)	Capital surplus

Pursuant to the R.O.C. Company Act, capital surplus arising from paid-in capital in excess of par value on issuance of common stocks and donations can be used to cover accumulated deficit or to issue new stocks or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficit. However, capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

	2024
	Share premium	Employee restricted shares	Total
At June 30	$32,416	$13,949	$46,365

	2023
	Share premium	Employee restricted shares	Total
At June 30	$32,416	$13,949	$46,365

(14)	Retained earnings

A.	Under the Company’s Articles of Incorporation, the current year’s earnings, if any, shall first be used to pay all taxes and offset prior years’ operating losses and then 10% of the remaining amount shall be set aside as legal reserve. The remainder, if any, to be retained or to be appropriated shall be resolved by the stockholders at the stockholders’ meeting.

B.	Except for covering accumulated deficit or issuing new stocks or cash to shareholders in proportion to their share ownership, the legal reserve shall not be used for any other purpose. The use of legal reserve for the issuance of stocks or cash to shareholders in proportion to their share ownership is permitted, provided that the distribution of the reserve is limited to the portion in excess of 25% of the Company’s paid-in capital.

C.	The Company’s dividend policy is summarized below: as the Company operates in a volatile business environment and is in the stable growth stage, the residual dividend policy is adopted taking into consideration the Company’s financial structure, operating results and future expansion plans.

D.	On June 30, 2023, the stockholders resolved the distribution of 2022 earnings as follows:

	Year ended December 31, 2022
	Amount	Dividend per share (NT$)
Legal reserve	$452
Cash dividends	-	$-
	$452

E.	As of December 31, 2023, the Company had an accumulated deficit, thus, there were no retained earnings that could be distributed.

F.	Information relating to employees’ compensation and directors’ and supervisors’ remuneration is provided in Note 6(21).

~15~

(15)	Operating revenue

	Six months ended June 30, 2024	Six months ended June 30, 2023

Revenue from contracts with customers	$16,226	$15,262

A.	Disaggregation of revenue from contracts with customers

The Company derives revenue from the transfer of goods and services over time and at a point in time in the following major product lines and geographical regions:

	Mainland China		Taiwan		Germany	Others
Six months ended June 30, 2024	Optical filter	Optical filter module	Optical filter	Others- QLED	Optical filter	Optical filter	Total
Revenue from external customer contracts	$4,433	$4,486	$241	$718	$5,620	$728	$16,226
Timing of revenue recognition At a point in time	$4,433	$4,486	$241	$718	$5,620	$728	$16,226

	Mainland China		Taiwan		Germany	Others
Six months ended June 30, 2024	Optical filter	Optical filter module	Optical filter	Others- QLED	Optical filter	Optical filter	Total
Revenue from external customer contracts	$6,796	$1,575	$491	$746	$4,405	$1,249	$15,262
Timing of revenue recognition At a point in time	$6,796	$1,575	$491	$746	$4,405	$1,249	$15,262

B.	Contract liabilities

The Company has recognised the following revenue-related contract liabilities:

	June 30, 2024	December 31, 2023	June 30, 2023	January 1, 2023
Contract liabilities	$177	$99	$-	-

~16~

C.	Revenue recognised that was included in the contract liability balance at the beginning of the period

	Six months ended June 30, 2024	Six months ended June 30, 2023
Revenue recognised that was included in the contract liability balance at the beginning of the period	$99	$-

(16)	Interest income

	Six months ended June 30, 2024	Six months ended June 30, 2023

Interest income from bank deposits	$6,210	$7,277
Other interest income	23	39
	$6,233	$7,316

(17)	Other income

	Six months ended June 30, 2024	Six months ended June 30, 2023

Government grants	$326	$63
Other income	142	267
	$468	$330

(18)	Other gains and losses

	Six months ended June 30, 2024	Six months ended June 30, 2023

Foreign exchange gains	$14,389	$3,732
Miscellaneous disbursements	(59)	(1)
	$14,330	$3,731

(19)	Finance costs

	Six months ended June 30,	Six months ended June 30,
	2024	2023
Interest expense
Bank borrowings	$1,387	$1,542
Lease liabilities	93	124
	$1,480	$1,666

~17~

(20)	Expenses by nature

	Six months ended June 30, 2024
	Operating Cost	Operating Expense	Total
Employee benefit expense	$9,183	$21,628	$30,811
Depreciation charges on property, plant and equipment	8,993	4,186	13,179
	$18,176	$25,814	$43,990

	Six months ended June 30, 2023
	Operating Cost	Operating Expense	Total
Employee benefit expense	$9,399	$14,071	$23,470
Depreciation charges on property, plant and equipment	8,149	4,031	12,180
	$17,548	$18,102	$35,650

(21)	Employee benefit expense

	Six months ended June 30, 2024
	Operating Cost	Operating Expense	Total
Wages and salaries	$7,557	$18,872	$26,429
Employee stock options	829	1,459	2,288
Pension costs	413	811	1,224
Other personnel expenses	384	486	870
	$9,183	$21,628	$30,811

	Six months ended June 30, 2023
	Operating Cost	Operating Expense	Total
Wages and salaries	$7,692	$10,803	$18,495
Employee stock options	872	1,099	1,971
Pension costs	426	599	1,025
Other personnel expenses	409	1,570	1,979
	$9,399	$14,071	$23,470

A.	In accordance with the Articles of Incorporation of the Company, a ratio of distributable profit of the current year, after covering accumulated losses, shall be distributed as employees’ compensation and directors’ and supervisors’ remuneration. The ratio shall not be lower than 1%~15% for employees’ compensation.

B.	For the six months ended June 30, 2024 and 2023, the Company had incurred a net loss, and thus did not accrue employees’ compensation and directors’ and supervisors’ remuneration.

~18~

(22)	Income tax

A.	Income tax expense

(a)	Components of income tax expense:

	Six months ended June 30,	Six months ended June 30,
	2024	2023
Current tax:
Current tax on profits for the period	$-	$-
Total current tax	-	-
Deferred tax:
Origination and reversal of temporary differences	(114)	(304)
Income tax benefit	$(114)	$(304)

B.	The Company’s income tax returns through 2022 have been assessed and approved by the Tax Authority.

(23)	Losses per share

	Six months ended June 30, 2024
		Weighted average
		number of ordinary
	Amount after tax	shares outstanding (share in thousands)	Losses per share (in dollars)
Basic/Diluted losses per share
Loss attributable to ordinary shareholders of the parent	$(35,711)	28,151	$(1.27)

	Six months ended June 30, 2023
		Weighted average
		number of ordinary
	Amount after tax	shares outstanding (share in thousands)	Losses per share (in dollars)
Basic/Diluted losses per share
Loss attributable to ordinary shareholders of the parent	$(22,498)	28,151	$(0.80)

~19~

(24)	Supplemental cash flow information

Investing activities with partial cash payments

	Six months ended June 30, 2024	Six months ended June 30, 2023
Purchase of property, plant and equipment	$8,284	$7,250
Add: Opening balance of payable on equipment	267	535
Add: Opening balance of prepayment for equipment	5,418	1,222
Less: Ending balance of payable on	(446)	(13)
Less: Ending balance of prepayment on equipment	(1,222)	(1,890)
Cash paid during the period	$12,301	$7,104

(25)	Changes in liabilities from financing activities

	Short-term borrowings	Lease liability	Long-term borrowings (including those matured within one year)	Liabilities from financing activities- gross
At January 1, 2024	$90,000	$7,003	$50,473	$147,476
Changes in cash flow from financing activities	-	(4,988)	(2,580)	(7,568)
Changes in other non-cash items	-	6,806	-	6,806
At June 30, 2024	$90,000	$8,821	$47,893	$146,714

	Short-term borrowings	Lease liability	Long-term borrowings (including those matured within one year)	Liabilities from financing activities- gross
At January 1, 2023	$108,370	$5,873	$68,767	$183,010
Changes in cash flow from financing activities	(18,370)	(5,160)	(11,277)	(34,807)
Changes in other non-cash items	-	11,370	-	11,370
At June 30, 2023	$90,000	$12,083	$57,490	$159,573

7.	Related Party Transactions

(1)	Names of related parties and relationship

Names of related parties	Relationship with the Company
Semilux International Ltd.(SELX)	Parent Company

~20~

(2)	Significant related party transactions

A.	Payment on behalf of others

	June 30, 2024	December 31, 2023	June 30, 2023
Payment on behalf of others (Recorded as Other current assets) SELX	$46,172	$29,122	$-

The payments on behalf of others mainly consist of audit fees, consultancy fees, and listing-related expenses paid on behalf of SELX for its public listing in the United States. The payments on behalf of others bear no interest.

B.	Payables to related parties:

	June 30, 2024	December 31, 2023	June 30, 2023
Other payables SELX	$2,487	$-	$-

The other payables primarily consist of advances made by SELX.

(3)	Key management compensation

	Six months ended June 30,	Six months ended June 30,
	2024	2023
Salaries and other short-term employee benefits	$6,842	$6,841

8.	Pledged Assets

The Company’s assets pledged as collateral are as follows:

	Book value
Pledged asset	June 30, 2024	June 30, 2024	June 30, 2023	Purpose
Financial assets at amortised cost	$97,350	$92,115	$82,000	Short-term borrowings
Property, plant, and equipment	23,754	23,739	25,393.00	Long-term borrowings
	$121,104	$115,854	$107,393

9.	Significant Contingent Liabilities and Unrecognised Contract Commitments

Commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Property, plant and equipment	$9,750	$-	$-

10.	Significant Disaster Loss

None.

~21~

11.	Significant Events after the Balance Sheet Date

(1)	On July 29, 2024, the Company's Board of Directors resolved to approve a cash capital increase by issuing new shares. The planned issuance is 15,000 thousand shares at an issue price of $20 per share, with a total amount of $300,000 thousand.

(2)	On August 16, 2024, the Company's Board of Directors resolved to approve an additional investment project. In response to the Company's operational growth needs, the Company plans to invest in EZ Intelligent Technology CO., LTD., which is related to AI artificial intelligence research and development. The planned investment amount is $40,564 thousand, with an expected ownership percentage of approximately 36.04%.

12.	Others

(1)	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amounts of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

During the six months ended June 30, 2024, the Company monitors funds by regularly reviewing the ratio of liabilities to assets. The gearing ratios at June 30, 2024, December 31, 2023 and June 30, 2023, were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
Total borrowings	$165,481	$160,517	$171,593
Total asset	418,068	448,815	494,993
Gearing ratio	39.58%	35.76%	34.67%

~22~

(2)	Financial instruments

A.	Financial instruments by category

Financial assets	June 30, 2024	December 31, 2023	June 30, 2023
Financial assets at amortised cost
Cash and cash equivalents	$150,108	$202,465	$255,390
Financial assets at amortised	97,350	92,115	93,420
Accounts receivable	4,714	5,522	4,194
Other receivables	18	18	23
Guarantee deposits paid	5,765	5,785	5,785
	$257,955	$305,905	$358,812

Financial liabilities	June 30, 2024	December 31, 2023	June 30, 2023
Financial liabilities at amortised
Short-term borrowings	$90,000	$90,000	$90,000
Accounts payable	346	29	428
Other accounts payable	11,561	11,069	8,667
Other payables to related parties	2,487	-	-
Long-term borrowings (including current portion)	47,893	50,473	57,490
	$152,287	$151,571	$156,585
Current lease liabilities	$5,562	$7,003	$8,875
Non-current lease liabilities	3,259	-	3,208
	$8,821	$7,003	$12,083

B.	Financial risk management policies

(a)	The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. To minimise any adverse effects on the financial performance of the Company, derivative financial instruments, such as foreign exchange forward contracts and foreign currency option contracts are used to hedge certain exchange rate risk, and interest rate swaps are used to fix variable future cash flows. Derivatives are used exclusively for hedging purposes and not as trading or speculative instruments.

(b)	Risk management is carried out by a central treasury department (Company treasury) under policies approved by the Board of Directors. Company treasury identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

~23~

C.	Significant financial risks and degrees of financial risks

(a)	Market risk

Foreign exchange risk

i.	The Company operates internationally and is exposed to foreign exchange risk arising from the transactions of the Company and its subsidiaries used in various functional currency, primarily with respect to the USD and RMB. Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities.

ii.	The Company’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: NTD; other certain subsidiaries’ functional currency:USD). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	June 30, 2024
(Foreign currency: functional currency)	Foreign currency amount (In thousands)	Exchange rate	Book value (NTD)	Degree of variation	Effect on profit or loss	Effect on other comprehensive income
Financial assets Monetary items
USD:NTD	$8,882	32.45	$288,221	1%	$2,882	$-
Financial liabilities Monetary items
USD:NTD	$78	32.45	$2,531	1%	$25	$-

	December 31, 2023
(Foreign currency: functional currency)	Foreign currency amount (In thousands)	Exchange rate	Book value (NTD)	Degree of variation	Effect on profit or loss	Effect on other comprehensive income
Financial assets Monetary items
USD:NTD	$9,148	30.71	$280,935	1%	$2,809	$-

	June 30, 2023
(Foreign currency: functional currency)	Foreign currency amount (In thousands)	Exchange rate	Book value (NTD)	Degree of variation	Effect on profit or loss	Effect on other comprehensive income
Financial assets Monetary items
USD:NTD	$10,851	31.14	$337,900	1%	$3,379	$-

iii.	Total exchange gain, including realised and unrealised, arising from significant foreign exchange variation on the monetary items held by the Company for the six months ended June 30, 2024 and 2023 amounted to $14,389 and $3,732, respectively.

Cash flow and fair value Interest rate risk

i.	The Company’s main interest rate risk arises from short-term/long-term borrowings with variable rates, which expose the Company to cash flow interest rate risk. During January 1 to June 30, 2024 and 2023, the Company’s borrowings at variable rate were mainly denominated in New Taiwan dollars.

~24~

ii	If the borrowing interest rate of dollars had increased/decreased by 1% with all other variables held constant, profit, net of tax for the six months ended June 30, 2024 and 2023 would have increased/decreased by $ 552 and $ 590, respectively. The main factor is that changes in interest expense result in floating-rate borrowings.

(b)	Credit risk

i.	Credit risk refers to the risk of financial loss to the Company arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms, and the contract cash flows of debt instruments stated at amortised cost, at fair value through profit or loss and at fair value through other comprehensive income.

ii.	For banks and financial institutions, the Company transacts with a variety of banks and financial institutions, mainly domestic and overseas well-known financial institutions, to avoid concentration in any single counterparty and to minimize credit risk. The Company can only enter into the financial services and loan agreement provided by banks and financial institutions after being approved by the Board of Directors or authorized management according to the Company’s delegation of authorization policy. To prevent legal risks, the Company signs with banks and financial institutions after all documents are examined by counsel or legal advisors. The Company periodically checks the credit rating, conditions and quality of service as well as transactions. According to the Company’s operating condition, the credit limits and utilization of credit limits are monitored on a regular basis and maintained within a reasonable range to ensure it meets the needs of the operation.

iii.	The Company adopts the assumptions under IFRS 9, the default occurs when the contract payments are past due over 90 days.

iv.	The Company adopts the following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition:

If the contract payments were past due over 30 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

v.	The Company classifies customers’ accounts receivable in accordance with credit rating of customer. The Company applies the modified approach using a provision matrix based on the loss rate methodology to estimate expected credit loss under the provision matrix basis.

~25~

vi.	The following indicators are used to determine whether the credit impairment of debt instruments has occurred:

(i)	It becomes probable that the issuer will enter bankruptcy or other financial reorganisation due to their financial difficulties;

(ii)	The disappearance of an active market for that financial asset because of financial difficulties;

(iii)	Default or delinquency in interest or principal repayments;

(iv)	Adverse changes in national or regional economic conditions that are expected to cause a default.

vii.	The Company wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Company will continue executing the recourse procedures to secure their rights.

viii.	The Company used the future-prospective considerations to adjust historical and timely information to assess the default possibility of accounts receivable. On June 30, 2024, and 2023, the provision matrix is as follows:

	Six months ended June 30, 2024
	Expected loss rate	Total book value	Loss allowance
Not past due	0.00%	$3,882	$-
Up to 30 days past due	0.00%	731	-
31~90 days	0.00%	101	-
91~180 days	0.00%	-	-
181~270 days	0.00%	-	-
270~360 days	0.00%	-	-
More than 360 days	100.00%	8	8
		$4,722	$8

~26~

	Year ended December 31, 2023
	Expected loss rate	Total book value	Loss allowance
Not past due	0.00%	$5,055	$-
Up to 30 days past due	0.00%	288	-
31~90 days	0.00%	179	-
91~180 days	0.00%	-	-
181~270 days	0.00%	-	-
270~360 days	0.00%	-	-
More than 360 days	100.00%	8	8
		$5,530	$8

	Six months ended June 30, 2023
	Expected loss rate	Total book value	Loss allowance
Not past due	0.02%	$4,049	$1
Up to 30 days past due	0.15%	140	-
31~90 days	2.62%	6	-
More than 90 days	100.00%	8	8
		$4,203	$9

ix.	Movements in relation to the Company applying the modified approach to provide loss allowance for accounts receivable, contract assets and lease payments receivable are as follows:

	2024	2023
	Accounts receivable	Accounts receivable
At January 1	$8	$276
Reversal of impairment loss	-	(267)
At June 30	$8	$9

(c)	Liquidity risk

i.	Cash flow forecasting is performed in the operating entities of the Company and aggregated by Company treasury. Company treasury monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Company does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Company’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable external regulatory.

~27~

ii.	The Company has the following undrawn borrowing facilities:

	June 30, 2024	December 31, 2023	June 30, 2023
Fixed rate:
Expiring beyond one year	$13,040	$13,040	$13,040

iii.	The table below analyses the Company’s non-derivative financial liabilities and net-settled or gross-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities and to the expected maturity date for derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1	Over 2
June 30, 2024	year	and 2 years	years	Total
Non-derivative financial liabilities
Short-term borrowings	$91,791	$-	$-	$91,791
Accounts payable	346	-	-	346
Other payables	11,561	-	-	11,561
Other payables to related parties	2,487	-	-	2,487
Lease liability	5,763	1,684	1,755	9,202
Long-term borrowings (including current portion)	11,109	12,383	25,420	48,912

	Less than 1	Between 1	Over 2
December 31, 2023	year	and 2 years	years	Total
Non-derivative financial liabilities
Short-term borrowings	$91,679	$-	$-	$91,679
Accounts payable	29	-	-	29
Other payables	11,069	-	-	11,069
Lease liability	8,007	-	-	8,007
Long-term borrowings (including current portion)	14,074	13,385	24,067	51,526

	Less than 1	Between 1	Over 2
June 30, 2023	year	and 2 years	years	Total
Non-derivative financial liabilities
Short-term borrowings	$90,629	$-	$-	$90,629
Accounts payable	428	-	-	428
Other payables	8,667	-	-	8,667
Lease liability	8,999	3,220	-	12,219
Long-term borrowings (including current portion)	19,925	19,472	18,650	58,047

(3)	Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Company’s equity investment without active market is included in Level 3.

B.	Financial instruments not measured at fair value

Except for those listed in the table below, the carrying amounts of cash and cash equivalents, notes receivable, accounts receivable, other receivables, short-term borrowings, notes payable, accounts payable and other payables are approximate to their fair values.

C.	The Company has no financial/ non-financial instruments measured at fair value.

13.	Segment Information

Not applicable.

~28~